Exhibit a(15)
Bairnco Corporation
300 Primera Boulevard, Suite 432
Lake Mary, Florida 32746
January 16, 2007
Dear Fellow Shareholder:
Shortly, you will receive proxy materials from Steel Partners II, L.P., soliciting your written consents to replace the directors whom you have elected with a slate of nominees who have been handpicked by Steel Partners. Steel Partners’ aim is to implement its unsolicited tender offer to purchase all of the outstanding common stock of Bairnco Corporation for the inadequate price of $12.00 per share in cash. Steel Partners plans to mail its materials prematurely—before you receive Bairnco’s materials, before the Company releases its 2006 results and even before a record date for the consent solicitation is set—in order to induce stockholders to consent quickly to Steel Partners’ proposals without the benefit of important information.
WE URGE YOU TO TAKE NO ACTION UNTIL YOU REVIEW BAIRNCO’S
PROXY MATERIALS, CONTAINING A WHITE PROXY CARD,
WHICH YOU WILL RECEIVE SHORTLY
After a thorough review of Steel Partners’ $12.00 offer, your Board of Directors determined that it was inadequate, opportunistic and not in the best interests of all of the Company’s stockholders. Accordingly, the Board has recommended that you reject the Offer and not tender your shares.
Your Board is committed to enhancing shareholder value, something we have done successfully over the last six months. During that time, Bairnco has taken a number of significant actions that have put the Company in a much stronger financial and operating position and our financial performance reflects these improvements. We expect to make even more progress realizing and improving value during the course of this year and beyond, to benefit all stockholders.
In the days ahead we will send you our proxy materials, which will contain further information about Steel Partners’ offer, why we believe it is inadequate and why we are so convinced that the best way to maximize shareholder value is for Bairnco to remain independent and continue to implement its strategic plan. We will also announce our 2006 year-end results and updated 2007 guidance on or before January 25, 2007. We believe that this information is important – and that you should consider it before you make any decision.
THERE IS ABSOLUTELY NO NEED FOR YOU TO TAKE ANY ACTION AT THIS TIME
By consenting prematurely, you could surrender control of your Company to Steel Partners and lose any chance of realizing a fair value for your investment
We urge you NOT to cast your vote before becoming fully informed. Please wait for Bairnco’s proxy materials and the announcement of our year-end 2006 financial performance so you can carefully consider all of the facts and relevant financial information before making any decision.
In the meantime, if you have any questions about this process, we urge you to call Georgeson Inc., our proxy solicitor, toll-free at 866.695.6077.
As always, we have a single focus – the protection and enhancement of your investment in Bairnco Corporation. Thank you for your continued support.
On behalf of the Board of Directors,
/s/ Luke E. Fichthorn, III
Luke E. Fichthorn, III
Chairman and CEO

IMPORTANT INFORMATION
Bairnco filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on July 6, 2006, regarding Steel Partners’ unsolicited tender offer for all the outstanding shares of Stock of Bairnco for $12.00 per share, net to the sellers in cash, without interest (the “Offer”). Bairnco’s stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.
On January 12, 2007, Steel Partners filed a consent solicitation statement with the SEC relating to Steel Partners’ solicitation of consents of Bairnco’s stockholders to, among other things, remove all of Bairnco’s current directors and replace them with Steel Partners’ nominees. On January 11, 2006, Bairnco filed a preliminary consent revocation statement on Form PREC14A with the SEC to counter Bairnco’s consent solicitation. Bairnco’s stockholders should read the preliminary consent revocation statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.
The Schedule 14D-9, the preliminary consent revocation statement, the definitive consent revocation materials (when filed) and other public filings made by Bairnco with the SEC are available free of charge at the SEC’s website at www.sec.gov. Bairnco will provide a copy of these materials free of charge at its website at www.bairnco.com.
CERTAIN INFORMATION CONCERNING PARTICIPANTS
Certain of Bairnco’s directors, officers and employees may be deemed to be participants in the solicitation of Bairnco’s stockholders. Information regarding the names and interests of these persons is contained in the preliminary consent revocation statement (including any amendments or supplements thereto).